UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number: 001-13928
Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3C 3A9
Canada M5J 2J5
Attention: Vice-President	Attention: Vice-President
& Corporate Secretary	& Corporate Secretary
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By: /s/ Jim Archer-Shee

Name:	Jim Archer-Shee
Title:	Executive Vice-President, Corporate Treasury and Treasurer
Date:	October 26, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release — Royal Bank of Canada to Repurchase up to 40 million Common Shares